Exhibit 99.1

News Release

[NPC LOGO]

FOR MORE INFORMATION CONTACT:
David E. Fountain
National Processing, Inc.
Phone: 502.315.3311
Fax: 502.315.3535
e-mail: dfountain@npc.net
www.npc.net

FOR IMMEDIATE RELEASE

National Processing Reports Record First Quarter 2001 Net Income, Up 21% from Prior Year

Merchant Processing Revenue Up 20% for the First Quarter over Prior Year

Louisville, Kentucky, April 19, 2001 - National Processing, Inc. (NYSE: NAP), today reported record financial results for the first quarter of 2001. Net income for the quarter was $11.5 million, or $0.22 per share. This represents a 21% increase over net income of $9.5 million for the first quarter of 2000. Revenue was up 11% to $109.0 million compared to $97.9 million for the first quarter of 2000. The increase in financial results was driven by the Company's Merchant Card Services segment, which posted a 20% increase in revenue and 28% increase in both processing volumes and earnings before interest and taxes.

Summary Financial Information

(dollars in millions, except per share amounts)	Quarter Ended March 31,		Change Versus Prior Year
	2001	**2000**	
Consolidated			
Revenue	$109.0	$ 97.9	11%
Earnings Before Interest and Taxes (EBIT)	$ 16.4	$ 13.6	21%
EBIT Margin	15.07%	13.93%	114bps
Net Income	$ 11.5	$ 9.5	21%
Net Income per Share	$0.223	$0.188	19%
Merchant Card Services			
Revenue	$ 85.3	$ 70.9	20%
Earnings Before Interest and Taxes (EBIT)	$ 13.6	$ 10.7	28%
EBIT Margin	15.94%	15.03%	91bps

Certain amounts may not compute due to rounding.

Summary Financial Highlights

• Net income increased to record levels — $11.5 million for the first quarter, representing a 21% increase over the first quarter of 2000.

• Revenue for the first quarter of 2001 rose to $109.0 million, representing an 11% increase over the first quarter of 2000.

• EBIT increased to $16.4 million for the first quarter 2001, representing a 21% increase over the comparable 2000 quarter.

• Revenue for the Merchant Card Services business line was $85.3 for the first quarter, representing an increase of 20% over the comparable period for 2000. Merchant Card Services revenue represented 78% of total Company revenue for the first quarter 2001.

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- Merchant Card Services EBIT increased to $13.6 million for the first quarter 2001, representing a 28% increase over the comparable 2000 quarter.

- For the ninth consecutive quarter, Merchant Card Services EBIT exceeded prior year quarterly amounts by over 27%.

- The Company's balance sheet remained free of long-term debt. As of March 31, 2001, the Company had approximately $127 million of cash and Eurodollar deposits, which places the Company in a strong position to execute its strategic initiatives.

"I am pleased to report another outstanding quarter for National Processing," stated Thomas A. Wimsett, President & CEO. "These results reflect the strong competitive spirit and the results oriented mind-set of our employees."

"Our merchant processing business, which represented 78% of our total revenues in the first quarter, continues to capture market share at a very impressive rate. Merchant processing volumes grew at 28%, more than double the industry growth rate. Our relentless pursuit of performance and growth has allowed us to achieve yet another quarter of solid financial performance and nationwide sales momentum."

A conference call to discuss financial performance and business highlights will be held at 9:00 a.m. EDT today by Thomas A. Wimsett, president and chief executive officer, and David E. Fountain, chief financial officer. The call will be open to the public with both media and individual investors invited to participate in a listen-only mode. The conference can be accessed by calling 888.423.3281. Participants should plan to dial in approximately 15 minutes prior to the start of the call.

A replay of the live call will be available starting 1:00 p.m. EDT, April 19, 2001 through Midnight EDT on April 24 , 2001. The replay may be accessed by dialing 800.475.6701 and entering access code 577720.

This announcement and Mr. Wimsett's comments contain forward-looking statements that involve significant risks and uncertainties, including changes in general economic and financial market conditions and the Company's ability to execute its business plans. Although management believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially. Additional information concerning factors that could cause actual results to differ materially from those contained in forward-looking statements is available in our Annual Report on Form 10-K for the year ended December 31, 2000, as filed with the Securities and Exchange Commission.

About National Processing, Inc.

National Processing, Inc. through its wholly owned operating subsidiary, National Processing Company (NPC®), is a leading provider of merchant credit card processing. National Processing is 87 percent owned by National City Corporation (NYSE: NCC) (www.nationalcity.com), a Cleveland based $89 billion financial holding company, supporting over 500,000 merchant locations, representing nearly one out of every five Visa® and MasterCard® transactions processed nationally. NPC's card processing solutions offer superior levels of service and performance and assist merchants in lowering their total cost of card acceptance through our world-class people, technology and service. Additional information can be obtained at www.npc.net.

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National Processing, Inc.
Financial Summary
(In thousands, except per share amounts)
(Unaudited)

	Quarter Ended March 31,		% Change from Prior
	2001	**2000**	**Year**
Revenue	$109,045	$97,867	11
Operating expenses	80,758	71,109	14
General and administrative expenses	5,575	7,752	(28)
Depreciation and amortization	6,280	5,375	17
Earnings before interest and taxes	**16,432**	**13,631**	21
Net interest income	2,220	1,815	22
Income before income taxes	**18,652**	**15,446**	21
Provision for income taxes	7,113	5,898	21
Net income	**$ 11,539**	**$ 9,548**	21
Net income per share-diluted	$ 0.223	$ 0.188	19
Shares used in computation	51,651	50,844	2

Certain items have been reclassified in the Financial Summary for prior periods to conform with the 2001 presentation and had no effect on previously reported net income.

Certain amounts may not recompute due to rounding.

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